

January 16, 2014

Via E-mail
Jackie D. Springer, Jr.
Chief Executive Officer
Malibu Boats, Inc.
5075 Kimberly Way
Loudon, TN 37774

> **Re:** **Malibu Boats, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 13, 2014**
> **File No. 333-192862**

Dear Mr. Springer:

We have reviewed your responses to the comments in our letter dated January 10, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

Prospectus Summary, page 1

Our Strengths, page 2

Compelling Margins and Cash Flows, page 4

1. Please clarify your statement that you generate significant excess cash flow, given the decrease in cash for the fiscal year ended June 30, 2011 and the three months ended September 30, 2012 and 2013 as reported in the statements of cash flows.

Principal and Selling Stockholders, page 122

2. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. If any of the selling stockholders are broker-dealers or affiliates of broker-dealers, please disclose in your Underwriting section that such sellers are underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters.

3. Please add disclosure to accompany the table on page 124 to explain that the columns showing the changes in the number of LLC units beneficially owned, after the offering, relate to the use of proceeds from the offering to purchase LLC units.

4. In this regard, please include a cross reference to this chart, found on page 124, in the third paragraph under "Use of Proceeds," at page 38.

5. Also, please disclose how the additional LLC unit purchases will be allocated among the beneficial owners of LLC units if the underwriters' option is not exercised in full.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        J. Chase Cole, Esq.
        Waller Lansden Dortch & Davis, LLP